APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Daughter
Balance Sheet - unaudited
For the period ended 6/20/2020

| | Current Period |
	20-Jun-20
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	
Total Long-Term Liabilities	-
	-
EQUITY	
Loan equity	
Capital Stock/Partner's Equity	
Net Income (Loss)	-
Total Equity	-
	-
TOTAL LIABILITIES & EQUITY	

I, Adam Keita, certify that:

1. The financial statements of Daughter included in this Form are true and complete in all material respects; and
2. The tax return information of Daughter has not been included in this Form as Daughter was formed on 06/30/2020 and has not filed a tax return to date.

Signature   *Adam Keita*

Name: Adam Keita

Title: CO- Owner